1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 25, 2007

VIA EDGAR

Frank Donaty

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dividend Capital Strategic Global Realty Fund (“Registrant”) File Nos. 333-130790 and 811-21840

Dear Mr. Donaty:

In our telephone conversation on June 25, 2007, you requested that we provide an example explaining and illustrating the Registrant’s proposed use of total return swaps as a technique for obtaining exposure to non-U.S. securities and markets. As we discussed, the Registrant will obtain exposure to non-U.S. securities and markets through the use of direct investments and total return swaps.

Background. Total return swap agreements are contracts in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Part of the Registrant’s investment strategy will be to use total return swap agreements to obtain exposure to a security or market, including non-U.S. securities or markets, without owning or taking physical custody of such security or investing directly in such market. In a typical total return swap agreement, the Registrant will receive the dividend and the price appreciation (or pay the price depreciation) of a real estate security, basket of real estate securities or real estate securities index (or portion thereof), from a counterparty in exchange for paying the counterparty an agreed-upon fee.

The use of total return swap agreements often provides a more efficient means of gaining exposure to global real estate markets, which in some cases may be difficult to get exposure to through a direct investment in the underlying securities. Additionally, the use of total return swaps can result in tax efficiencies. For instance, by gaining exposure to the global real estate market through total return swaps, the Registrant may avoid potential costs and tax issues associated with investments in passive foreign investment companies (such potential costs are disclosed in the Prospectus under “Taxation”).

Example of the Economic Effect of a Total Return Swap. An example of how the Registrant would gain exposure to non-U.S. securities through the use of total return swaps is set for in Appendix A attached hereto.

Legal Analysis. As discussed in our prior response to the Staff comment regarding the Registrant’s name, as set forth in our response letters dated May 24, 2007 and June 22, 2007, a strict application of a percentage of net assets test would not take into account the Registrant’s use of total return swap agreements to gain economic exposure to the global real estate market. By using total return swaps (as illustrated in Appendix A), the Registrant will achieve a return that is the economic equivalent to the return derived from a direct investment in the notional amount of the reference security underlying the swap, even though the net asset value of the swap will be based on the current market value of the swap. A strict application of a percentage of nest assets test would not take into account this component of the Registrant’s investment strategy, and would thereby understate the Registrant’s economic exposure to the reference security underlying the swap.

As you know, the Commission and the Staff have noted that the word “global” connotes diversification among investments in a number of different countries throughout the world and such term is not subject to Rule 35d-1. However, the Commission notes that it would expect investment companies using “global” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. (See Names Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001), at fn. 42) (the “Names Rule Release”).

In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States). (See January 3, 1991 Dear Registrant Letter).

In adopting an investment policy to have investments in at least three countries, including the United States, the Registrant believes that its investment policy is consistent with published Commission and Staff guidance with respect to the use of the word “global” in a fund’s name. Furthermore, the Registrant notes that it is aware of several funds that currently follow similar policies with respect to the use of the word “global.” We acknowledge that if the word “global” were within the scope of Rule 35d-1, the definitional asset test in that rule would not accommodate economic or strategic exposure beyond that reflected in the value of the Registrant’s “assets” (i.e, net assets plus amounts borrowed for investment purposes). However, because “global” is not within the scope of Rule 35d-1, we believe that there should be a greater degree of flexibility available in determining whether the use of the word “global” by the Registrant is acceptable under Section 35(d) of the Investment Company Act of 1940 (“1940 Act”).

Further, we note that the use of the word “strategic” immediately preceding “global” in the Registrant’s name is a relevant factor which may distinguish the Registrant’s use of the word “global” from certain other investment companies that have used this term and with respect to which the Staff has issued a similar comment. This is because the use of the word “strategic” communicates the concept that the Registrant’s investment strategy may, in part, be implemented using strategic investment techniques (such as derivatives) that may differ from traditional direct investments. We note that the ability of the Registrant to use total return swaps as a significant component of the Registrant’s investment strategy is prominently disclosed in the Registration Statement. We believe that the use of the word “strategic” immediately preceding the word “global” in the Registrant’s name is legally significant under Rule 35d-1 and the Staff’s interpretations thereunder. For example, terms such as “growth” and “value” connote investment strategies and are not subject to Rule 35d-1. See the Names Rule Release at Sec II.C.1. See also Frequently Asked Questions About Rule 35d-1 at Question 8, noting that the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the Rule. The Staff further noted that “[i]n determining whether a particular name is misleading, the Division considers whether the name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or the risks of those investments.” For the reasons stated herein, we do not believe that the Registrant’s name would be misleading in any way under this standard, because an investor’s return will be significantly attributable to the performance of non-U.S. securities, and the use of the word “strategic” in the Registrant’s name communicates that the Registrant may seek to achieve this return using strategic investment techniques.

Accordingly, in consideration of the Registrant’s stated policy of investing in securities of issuers in at least three different countries and the Registrant’s use of direct and total return swap investment strategies to obtain this exposure, the Registrant believes the use of the word “global” in its name complies with the standard set forth in Section 35(d) of the 1940 Act and SEC guidance as set forth in footnote 42 to the Names Rule Release (Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001). Further, we believe that, in fact, a significant issue would arise should the word “global” be removed from the Registrant’s name, because, as set forth herein, the Registrant’s investment performance will be based to a very large degree on the performance of non-U.S. real estate securities. This is further support for the Registrant’s view that the application of a strict net asset test in this context is not appropriate and inconsistent with Section 35(d).

We also respectfully submit that the imposition of mandatory investment polices/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.1 We believe this issue is a prime example of a case where a regulatory approach (i.e., the imposition of net asset percentages), which may in many cases be acceptable for funds that engage only in direct securities investment, does not adequately accommodate the development of non-traditional investment techniques which are permitted under the 1940 Act. Further, in this case, application of a strict percentage of net assets test to the Registrant would result in disparate treatment of the Registrant as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is significantly more flexible or permissive than the one being proposed by the Staff here.

We similarly wish to emphasize that the Registrant is mindful and respectful of the legitimate policy concerns that have been developed by the Staff over the course of time with respect to the use of certain fund names that are not strictly within the ambit of Rule 35d-1. Accordingly, the Registrant is willing to discuss with the Staff how its disclosure may be revised so as to resolve this issue in a manner that the Staff would find to be reasonable given the requirements of Section 35(d).

We believe that the rationale set forth above and the related example support a conclusion that the Registrant’s name and investment policies are not misleading and are consistent with applicable legal and regulatory precedent.

* * * * * * *

In addition to these comments, the Registrant makes certain representations concerning Pre-Effective Amendment No. 2 and the responses being made to the Staff’s request. These representations are included as an exhibit to this letter.

[1]	See Section 35(d) which explicitly provides that “[t]he Commission is authorized, by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

We believe that the foregoing has been responsive to the Staff’s requests. Please call the undersigned at (949) 442-6060 or Derek B. Newman at (202) 261-3467 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Douglas P. Dick
Douglas P. Dick

cc:	Jeffrey Taylor
Derek Mullins
Derek B. Newman

Appendix A

Example of the Economic Effect of Total Return Swaps

For purposes of measuring economic exposure to global real estate securities, it is appropriate to include the notional amount of total return swaps. The following example illustrates how the exposure is achieved. The reference security will be a specifically identified foreign security or basket of foreign securities equal in amount to the notional value set forth below.

Fund net assets:	$100
Total return swap notional amount:	$50
Total economic assets:	$150

Net assets invested: 80% U.S. securities ($80) and 20% ($20) non-U.S. securities

Total return swap notional amount: 100% ($50) non-U.S. securities

Based upon this asset allocation, exposure through direct foreign investment would be 20% of net assets ($20 out of $100). However, the economic exposure of the Registrant to foreign securities as measured through direct foreign investment ($20) and the economic exposure based on the notional value of the foreign security serving as the reference security for the total return swap ($50) would be approximately 47% ($70 out of $150). Stated another way, 47% of the investment return to the Registrant under this example would be attributable to foreign securities.

Total return swaps represent economic exposure to a security. In the above example, the Registrant is entitled to receive the total return on the specified foreign reference scrutiny, consisting of dividends and capital appreciation, based upon $50 of reference security exposure. If the security yields 5%, the Registrant will receive $2.5 of dividend income annually. If the security’s market price increases by 5%, the Registrant will receive additional payments of $2.5. If the security’s market price decreases by 5%, the Registrant will pay the counterparty $2.5. Thus, the Registrant’s economic return on foreign securities under this example is equivalent to that which would be obtained if the Registrant held all such foreign securities positions directly.

Exhibit

Dividend Capital Strategic Global Realty Fund

518 Seventeenth Street, Suite 1200

Denver, Colorado 80202

Via EDGAR

June 25, 2007

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dividend Capital Strategic Global Realty Fund (the “Registrant”) (File Nos. 333-130790 and 811-21840)

In connection with a response being made on behalf of the Registrant to a request by the Securities and Exchange Commission staff (“SEC Staff”) with respect to Pre-Effective Amendment No. 2 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as filed on May 25, 2007 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

should the Securities and Exchange Commission (“SEC”) or the SEC Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

•

the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the SEC under the Federal securities laws of the United States.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Derek B. Newman at (202) 261-3467 or Douglas P. Dick at (949) 442-6060 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Thomas I. Florence
Thomas I. Florence
President

cc:	Douglas P. Dick
Derek B. Newman
Jeffrey Taylor
Derek Mullins